Exhibit 99.1

MARATHON PARTNERS EQUITY MANAGEMENT, LLC
Mario D. Cibelli Managing Member	One Grand Central Place 60 East 42nd St., Suite 2306 New York, NY 10165 ph 212.490.0399 fx 212.937.3115 MarathonPartners.com

December 3, 2019

Board of Directors

e.l.f. Beauty, Inc.

570 10th Street

Oakland, CA 94607

Dear Board Members:

Over a year has passed since we publicly launched our campaign to affect positive change at e.l.f. Beauty, Inc. (“e.l.f.” or the “Company”). Over this period, e.l.f.’s board of directors (the “Board”) has taken little action to address the vast majority of issues and concerns we identified. It is clear e.l.f.’s strategy to grow its core brand and eventually build a multi-brand platform in the cosmetics space has failed to create additional shareholder wealth as originally envisioned. These dynamics have caused e.l.f. shares to underperform and trade at a significant discount to intrinsic value.

We believe there is only one solution to the Company’s languishing share price, and it can no longer be ignored by fiduciaries: e.l.f. must sell itself through a competitive auction process. An announced strategic alternative process will inject a much-needed measure of discipline and provide benchmark values that the Board can critically evaluate against management’s current standalone plan. Even if a strategic alternative process does not result in an attractive offer, we believe it will further highlight the need to reduce and optimize e.l.f.’s high-cost structure to drive operating leverage and de-risk potential outcomes for shareholders.

We believe the shares are currently worth approximately $22 to $27 per share to strategic buyers and that it will be highly challenging for an independently operated e.l.f. to exceed the midpoint of this range over any reasonable period of time, especially on a risk-adjusted basis. To justify continued independence, the e.l.f. Board would need to support an operating plan that could drive value well in excess of this range over a relatively short period of time in order to compensate shareholders for execution risk and the time value of money. However, we do not believe that management has a realistic plan that can achieve this level of value creation.

1

e.l.f.’s high cost structure and the potential for expense consolidation in a transaction create a nearly insurmountable hurdle in justifying continued independence. There is almost no believable operating scenario that can compete with simply selling e.l.f. to an industry participant capable of reducing its high operating costs to drive significant profit expansion.

Our reasoning for recommending a sale of the Company is sound, logical and stands on its own without other considerations. However, when further armed with relevant context and history, such as the Company’s inability to grow earnings, evergreen dilution, excessive executive compensation, numerous corporate governance lapses, and an ever-present credibility gap with public investors, the case for e.l.f. to grow shareholder value as an independent entity in excess of what a sale could deliver shrivels to practically zero.

There is no issue more important for the Board right now than the decision of how best to realize stranded shareholder value. After delivering such poor returns to investors since the IPO, we are 100% confident that directors who pursue a rational, unemotional analysis and take into account all relevant dynamics will conclude that the most realistic path to capture significant value for shareholders is a sale of the Company at this time.

With TPG Growth (“TPG”) in the process of exiting its investment in e.l.f., continuing to ignore constructive and well-reasoned feedback from shareholders will no longer be a viable strategy. The Board will be forced to tackle critical issues head-on, the most important of which will be a decision to pursue strategic alternatives to maximize shareholder value. Directors who are unresponsive to shareholders on such important issues will not be supported and will likely be at risk of replacement in future election cycles. As you are aware, approximately ⅔ of the public shareholders did not support the election of our Chairman and CEO, Tarang Amin, and our Lead Independent Director, Beth Pritchard, in an uncontested election at the last annual meeting.

This fact should speak volumes to Board members. As TPG sells its remaining e.l.f. stake to public market investors, the protections that allowed this Board to be unresponsive to shareholders will cease to exist. We urge Directors to meaningfully engage with shareholders and act in earnest to protect their best interests consistent with their fiduciary responsibility.

Private Market Value of $22 to $27

We believe strategic buyers would be willing to pay a significant premium to the current share price, either by adding the e.l.f. brand to an existing portfolio of brands or viewing the organization as an attractive platform for growth capable of supporting additional brands. Our range of values reflects the potential for shelf expansion in 2020, as we believe it is likely that the Company will add space from existing retail partners and select new distribution partners.

Strategic buyers would have the opportunity to expand the Company’s gross margins while eliminating significant operating expenses (we estimate $50 million or more), driving the post-synergy acquisition valuation significantly lower with a high degree of certainty. We believe potential buyers could double e.l.f.’s current EBITDA run rate before the addition of incremental shelf space and new account wins overseas, both of which appear likely in 2020. This dynamic would allow potential buyers to offer a significant premium to e.l.f. shareholders while still acquiring the business well under industry multiples.

2

e.l.f.’s Case for Independence is Extremely Weak

e.l.f.’s gains in shelf space since the IPO have failed to improve the Company’s underlying profitability for shareholders. This has been a highly disappointing trend for the Company’s owners and a primary reason why no value has been added from the IPO price of $17 and secondary offering at $27.

As this table demonstrates, revenue has stagnated while SG&A has continued to increase, causing profitability to decline.

	CY2017	CY2018	FY 2020e
Revenue	$270	$267	$269
SG&A	$129	$135	$147
Company Defined Adj. EBITDA	$62	$62	$54
EBIT	$36	$28	$18
*$ in millions
*SG&A and EBIT adjusted for certain one-time expenses
*FY 2020 Estimates are based upon Company guidance, sell-side consensus projections, and Marathon estimates.

e.l.f.’s most recent quarter set a new high-water mark in overhead levels, despite closing all of its retail stores earlier this year. The Company’s fiscal 2020 guidance implies SG&A will increase $18 million over the 2017 calendar year results. This is despite the benefit of $14 million in store expense being eliminated in Fiscal 2020. This bloated cost structure demonstrates little discipline and a striking lack of balance between revenue and expense growth. Ironically, the executive team has been richly rewarded while delivering these disappointing results.

The inability of the executive team to operate the business with a lean cost structure makes it extremely difficult for them to present a viable and believable plan that can add more value versus selling the business in an auction process. What has hurt the shareholders the most - a high cost base that continues to increase - also creates the opportunity for a fair and open sales process to deliver a significantly higher price to shareholders versus the current trading value.

Investors will be Rightfully Skeptical of any Long-Term Projections from Management

e.l.f executives have suggested that they will be sharing a longer-term operating plan with shareholders. We are highly skeptical that any such plan can realistically produce a result significantly exceeding the price that could be attained in the near term by selling the Company.

3

There are several reasons why Directors and shareholders should be deeply skeptical of plans from management that claim continued independence will drive shareholder value in excess of a sales transaction:

  Management has been unable to deliver operating leverage in the business over multiple years. Claims that it will soon begin in earnest are no longer credible.

  e.l.f.’s ability to forecast its own business has been weak. Post-IPO, the Company was too aggressive when making forecasts, and more recently, e.l.f. has been overly conservative, which has caused confusion amongst the shareholder base.

  The CEO is not financially oriented and has not demonstrated sufficient discipline on expense control over time.

  The CFO has limited experience as a public company executive and in executing M&A integrations, should they be relied upon as part of any long-term plan to build shareholder value at e.l.f.

  Highly lucrative compensation levels for the senior executive team create a bias favoring independence so that they may continue reaping excessive rewards.

A Lack of Trust: Opportunities to Demonstrate Pro-Shareholder Behavior have been Squandered

Over the past year, management and the Board have not responded to many of the critical topics we raised on behalf of all shareholders. This includes a track record of what appears to be the manipulation of earnings release and grant dates to benefit insiders (so-called “spring loading” and “bullet dodging” covered in our letter dated May 17, 2019), inconsistent SEC filings related to Richard Wolford’s status as a TPG-designated director (covered in our May 17, 2019 letter), the lack of automatic termination language in the Stockholders Agreement should TPG fully divest its stake (this is a new issue we brought to your attention recently that we will detail further below), and e.l.f.’s excessive compensation of senior executives that surpasses even that of our significantly larger retail partner, Ulta Beauty (also covered in our May 17, 2019 letter).

Rather than recognizing the oversights and errors that have occurred in the past and making appropriate changes, Directors have instead attempted to justify prior decisions by selectively ignoring specific criticism or concocting convoluted justifications - such as claiming Richard Wolford is no longer a TPG-designated Director despite public SEC filings indicating the exact opposite. This strategy has been very costly to the Board’s reputation as a shareholder driven group.

Even when improvements were made, in reality, we found that little has changed. As one example, we recommended that e.l.f. name a Lead Independent Director last year, which it did in early 2019. Said Director, Beth Pritchard, has denied our request for a call three out of the last three quarters after our initial conversation earlier this year. A Lead Independent Director that chooses not to speak to shareholders when real and substantive concerns are brought to the attention of the Board is not fulfilling the obligations that come with the role. This is par for the course of what we have come to expect from the Board.

4

There is little question in our minds that TPG has left a corporate governance mess at e.l.f., which remains unaddressed by the Board. As TPG exits its investment, it is leaving the Company with a frustrated, unsupportive shareholder base and a Board that Institutional Shareholder Services, Inc. assigned its worst possible corporate governance score. TPG could have chosen to treat public shareholders as true partners, but instead outsourced the responsibility to us and other shareholders who have pushed Directors to make much-needed changes to corporate governance policy.

The Latest Governance Lapse: No Automatic Termination Language in Stockholders Agreement

We recently pointed out to Board members that e.l.f.’s Stockholder Agreement lacks customary automatic termination language that would be triggered by TPG’s ownership levels or the passage of time. Stockholder Agreements from other TPG related companies contain such language, and the exclusion of such from e.l.f.’s agreement is highly concerning. Consequently, there does not appear to be a mechanism that dissolves the Stockholders Agreement even if TPG were to have zero ownership of the Company.

The Stockholders Agreement was signed by e.l.f.’s General Counsel, who is also a party to the agreement, and was presumably ratified by the Nominating and Corporate Governance Committee. We believe this is yet another indication of sloppy work and weak corporate governance controls from Directors. The Board owes shareholders an explanation of why this customary language, which would serve to protect their interests, was excluded from the Stockholders Agreement. Furthermore, the Board must explain how it intends to dissolve the agreement, especially given TPG’s continued liquidation of its stake.

Conclusion

There is an overwhelming truth that is hard for reasonable minds to ignore: e.l.f. must commence a sales process and evaluate strategic alternatives. Given the variety of factors we have discussed, it is exceedingly difficult for a realistic operating plan to deliver more value to shareholders than an outright sale of the Company, which will remove risk and deliver immediate value to owners. At this point, the executive team does not have the credibility with investors or the analyst community needed to get sufficient buy-in for a promise of future operating leverage.

With e.l.f.’s automatic evergreen dilution, shareholders start off owning approximately 4% less of the Company each year with no opportunity to vote on future equity authorizations. Preaching patience when patience pays millions of dollars per year to senior executives - our CEO made nearly $18 million over the past two years - is unquestionably disingenuous. Astute, shareholder-focused Directors must recognize that an over-compensated management team will always promise greener pastures right around the corner as they eagerly await their next set of grants.

Management has not been able to create shareholder value or fulfill its vision of becoming a multi-brand operator. The Board’s track record of looking out for the public shareholders’ best interests and creating good corporate governance policy is dismal. Directors need to ask themselves what the purpose of all the effort and continued independence of e.l.f. is if there is absolutely no tangible benefit to shareholders.

Given the Board’s inaction toward making certain obvious corporate governance improvements, we are concerned that senior management and the Board do not want to appear accommodative of our suggestions, even if enacting them is the right thing to do for owners. We and other shareholders care more about good corporate governance and the right decisions being made rather than who or what motivated the changes.

5

It is time for this Board to do right by the public shareholders. When viewed dispassionately from a fiduciary’s point of view, it is clear that a process to evaluate strategic alternatives is the best alternative for shareholders and must begin without hesitation.

Please let us know if we can be of any help as you consider what is in our and the other public shareholders’ best interests.

Sincerely,

/s/ Mario D. Cibelli

Mario D. Cibelli

Managing Member

6